

PEOPLES BANCORPORATION, INC.

2002 ANNUAL REPORT

P

PEOPLES
BANCORPORATION, INC.

MISSION STATEMENT

To epitomize community banking

in our selected markets,

while providing excellence in

shareholder investment

and an unusually pleasant

environment for

our staff and customers.


NB

BANK OF
ANDERSON

SENECA
NATIONAL BANK

PEOPLES BANCORPORATION, INC.

Peoples Bancorporation grew in **Total Assets during 2002 by an astounding $104 million**, vaulting from a year-end 2001 figure of $312 million to a total of $416 million for year-end 2002. This 33% increase for the year continues a trend so significant that the Company has more than quadrupled in Total Assets in the past six years and has nearly doubled in the last three years. Just as Total Assets more than quadrupled in the past six years, so did Net Income! The extremely strong growth rates, particularly since opening Bank of Anderson and Seneca National Bank, and the continued maturing of those two newer banks, translated to a 42.8% increase in earnings for the year just ended, as **the Company earned $4.38 million for 2002 compared to $3.07 million for 2001.**

While the Company growth for this past year was fueled in large part by deposit campaigns in the Bank of Anderson and Seneca National Bank markets, **Peoples National Bank also continued robust growth, increasing Total Assets by 21% to $256 million.** With Anderson, in particular, and Seneca to a lesser extent affected by some of the financial institution mega-mergers, the Company launched successful deposit campaigns in those markets, growing **Bank of Anderson's Total Assets by 101%** and **Seneca National Bank's Total Assets by nearly 36%.**

Peoples National Bank improved its earnings to $3.42 million, a 29.2% increase over the previous year. It also achieved a Return on Equity that averaged 19.4% for the year and, for the last four months of the year, was averaging about 22%! Each of the bank's four



Members of the Residential Mortgage Team

Leslie Duncan (sitting - left to right): Vice-President, Mortgage Lending

Kelly Edwards (sitting): Mortgage Loan Originator, Greenville

Becky Williams (standing): Mortgage Loan Originator, Anderson

Dan Minnis: SVP, Senior Credit Officer

Gwen Snipes: Mortgage Loan Originator, Easley

Tammi Winchester: Mortgage Loan Originator, Powdersville



Lori Land (left): Mortgage Loan Originator, Seneca

Jill Seitz (right): Mortgage Loan Originator, Seneca


239-5626

In September, 2002, Peoples National Bank Mortgage Office was opened in the Pettigru Historic district at 111 Manly Street, Greenville. The Peoples National Bank's mortgage office provides local processing and underwriting with quick approvals and closings in two weeks or less. We offer a variety of mortgage loan products to include first-time homebuyer programs, construction/permanent loans, and refinance programs.



Peoples National Bank Greenville Mortgage Staff

Kelly Edwards (sitting), Loan Originator

Rionne Lee Ridgeway (standing), Loan Processor

offices has performed in strong fashion, aggregating approximately $150 million in loans by year-end. This strong loan growth prompted the addition of ***David Whitfield***, a veteran Easley banker, as credit analyst during the year.

Much of the strong earnings performance by Peoples National is again attributable to the residential mortgage operation, both retail and wholesale loans, which processed $400 million in mortgage loans for the year. Late in the year, an origination function was additionally begun at PNB's Powdersville office and a Mortgage Office was opened in Greenville on Manly Street.

While **Bank of Anderson more than doubled its Total Assets to a year-end figure of $132 million**, it also more than doubled earnings, reaching a total of $809,000 compared to the previous year's $384,000. In March, veteran banker ***Billy Wilkes***, who had taken early retirement after a 39-year career with Bank of America, decided to re-enter the fray with Bank of Anderson, doing the community-style banking he always loved. Similarly, ***Chris Richardson***, a 26-year veteran of Wachovia, joined the bank in July as Commercial Loan Officer. Both are wonderful additions and contributed strongly to Bank of Anderson's 2002 growth and success.

For 2003, construction of Bank of Anderson's first branch office, located on the heavily traveled Highway 28 corridor, has begun and a major addition to Bank of Anderson's main office is in the planning stage. These two primary projects, along with numerous smaller ones, brought ***Alex Dye*** into the Company. A graduate engineer, Alex comes with a 10-year background in project management. Our Company has grown to 160 people and they represent a very talented and dedicated force.

Seneca National Bank, slightly less than four years old, **grew by 36% in Total Assets to $45 million**. It also improved earnings strongly, as its earnings total of $234,000 represented a 160% increase over the previous year. After only two and a half years of operation, Seneca National totally erased its opening losses and entered strongly into the black, a very strong performance for a new bank.



Construction of Bank of Anderson's first branch office, is scheduled to be completed in the summer of 2003. The branch will be located at 1434 Pearman Dairy Road, Highway 28 Corridor, Anderson, SC.





Exterior rendering of building.

Rendering by Lee Peden, Ducworth and Company

In the middle of this robust and exciting growth, the Company took the monumental step of going to a new core processing system, usually a dreaded step in the banking world. With great planning, wonderful dedication, and long hours by our operations staff, this enormous task was completed in a virtually seamless fashion. The excellent system that had been stretched to near capacity over our 16-year history was, to the customer base, quietly replaced by a powerful new system that should carry us nicely into the future and ensures that the Company stays at the forefront of technology.

During the year, the quarterly cash dividend was increased from $0.05 to $0.06 per share and a total of $0.23 per share was paid for the year. In addition, our eleventh consecutive 5% stock dividend was issued during the fourth quarter. With a current market price of $19.50 per share, our stock is slightly more than ten times the original investment in 1986, nearly double that of the offering in 1998, and has solidly outperformed the S & P 500 Index over the past five years.



Peoples Bancorporation Operations Team

(left to right)

Lillian Ballentine, AVP, Central Operations

Joy Bell, Data Processing Supervisor

Penny Gibbs, VP, Central Operations

Our asset growth over each of the past five years—34%, 41%, 21%, 20%, and 33%--certainly speaks to the continued tremendous possibilities that lie ahead for the Company. All of our markets are strong, and all have responded well to our style of banking. We must continue to build our team to position for the future, but we must cling to the values, style, and personal touch that brought us to this point.

We are deeply grateful to our dedicated officers and employees, to our very strong Boards of Directors, to our loyal shareholders, and to our great customer base.

Thank you for your constant support.



ROBERT E. DYE
Chairman, President and CEO,
Peoples Bancorporation, Inc.


P
PEOPLES
BANCORPORATION, INC.



R. RIGGIE RIDGEWAY
President and CEO,
Peoples National Bank


P
NB



DAVID C. KING
President and CEO,
Bank of Anderson, N.A.


BANK OF
ANDERSON



F. DAVIS ARNETTE, JR.
President and CEO,
Seneca National Bank


SENECA
NATIONAL BANK



Leah Bennett (sitting - foreground): Computer Operator Assistant

Julie McNeely (middle): Proof Operator

Debbie Riffle (standing): Proof Operator



JoeAnn Elliott: Computer Operator Assistant

To meet the consumer demand and respond to the competitive pressures that are out there today, you really have to leverage new and existing tools that enhance and ultimately transform you into a sales culture. With the new core processing system now in place, Peoples Bancorporation is ready to face those challenges and bring our customers the most innovative banking services available.

Our Central Operations department demands accuracy, strict levels of control, exception handling, and balancing, while being fast and efficient. Some of the key areas include Proof Operations and Document Processing.

Proof is a process requiring complete control; from the moment transfers are accepted by the institution, through the balancing and distribution of all transactions.

Document Processing is integrated with check image processing which captures images of checks and stores them electronically until the images are automatically retrieved for statement production. High quality duplicates are printed on a statement in check number sequence for customer convenience.

The document processor makes all the capture decisions as it reads items at a rate of 1,150 documents per minute. More items are processed in less time, which results in greater productivity and profit.

As technology continues to advance, we'll make sure our customers and shareholders reap all the benefits by providing new innovative services.



Karen Scruggs: Operations Assistant



Unisys NDP 1150 Reader/Sorter Document Processor



Ann Eckford (back): Operations Assistant

Maria Clark (sitting): Operations Assistant



Check Document Printer



Denise Smith (back): Senior Operations Assistant

Ann Hix (front): Senior Operations Assistant



Check Sorter

Every step of the way – our new core processing system takes the extra step to enhance accuracy and efficiency by offering simplicity, flexibility and reliability.

PHOTOGRAPHY BY CRAFT PHOTOGRAPHY

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES

(All amounts, except per share data, in thousands)

	1996	1997	1998	1999	2000	2001	2002
BALANCE SHEET:							
TOTAL ASSETS	$ 99,723	$ 113,417	$ 151,671	$ 213,913	$ 259,500	$ 312,166	$ 416,122
TOTAL DEPOSITS	80,194	96,190	120,100	168,776	205,634	236,802	328,174
TOTAL LOANS (NET)	65,404	75,862	86,924	140,336	183,003	210,248	247,637
INVESTMENT SECURITIES	19,087	24,173	36,099	35,654	36,515	35,493	86,170
TOTAL EARNING ASSETS	94,989	105,592	142,097	198,480	239,756	296,181	394,351
SHAREHOLDERS' EQUITY	8,378	9,510	22,471	23,346	25,815	28,551	32,747
INCOME STATEMENT:							
NET INTEREST INCOME	$ 4,022	$ 4,853	$ 5,327	$ 7,455	$ 9,561	$ 9,899	$ 12,609
PROVISION FOR LOAN LOSSES	260	324	194	571	681	892	944
OTHER OPERATING INCOME	591	757	1,224	1,768	2,631	5,267	6,564
OTHER OPERATING EXPENSES	2,751	3,072	4,475	6,534	7,803	9,567	11,380
INCOME BEFORE TAXES	1,602	1,943	1,882	2,118	3,708	4,707	6,849
INCOMES TAXES	537	639	621	743	1,277	1,638	2,466
NET INCOME (LOSS)	1,065	1,304	1,261	1,375	2,431	3,069	4,383
INCOME PER COMMON SHARE *	$ 0.49	$ 0.60	$ 0.47	$ 0.40	$ 0.73	$ 0.92	$ 1.30
SELECTED RATIOS:							
RETURN ON AVERAGE ASSETS	1.21%	1.21%	0.96%	0.74%	1.01%	1.07%	1.21%
RETURN ON AVERAGE EQUITY	13.30%	14.34%	8.71%	5.91%	9.78%	11.31%	14.49%

** Per share data has been restated to reflect 5% stock dividends in 1996, 1997, 1998, 1999, 2000, 2001 and 2002 and the two-for-one split in 1997.*


ASSETS
DEPOSITS
LOANS
$450
$400
$350
$300
$250
$200
$150
$100
$5
0
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02

TOTAL ASSETS, DEPOSITS, AND LOANS

Dollars in millions


$5,000
$4,000
$3,000
$2,000
$1,000
0
- $1,000
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02

ANNUAL NET INCOME (LOSS)

Dollars in thousands



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors
Peoples Bancorporation, Inc.
Easley, South Carolina

We have audited the accompanying consolidated balance sheets of *Peoples Bancorporation, Inc. and Subsidiaries* as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of *Peoples Bancorporation, Inc. and Subsidiaries* as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Greenville, South Carolina
January 31, 2003

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Amounts in thousands except share information)

	DECEMBER 31,	
ASSETS	**2002**	**2001**
CASH AND DUE FROM BANKS	$ 9,474	$ 5,199
INTEREST-BEARING DEPOSITS IN OTHER BANKS	33	24
FEDERAL FUNDS SOLD	2,635	7,203
Total cash and cash equivalents	12,142	12,426
SECURITIES		
Available for sale	80,163	30,339
Held for investment (fair value of $4,248 (2002) and $3,417 (2001))	4,123	3,339
Other investments, at cost	1,884	1,815
MORTGAGE LOANS HELD FOR SALE	55,026	40,925
LOANS (less allowance for loan losses of $2,850 (2002) and $2,288 (2001))	247,637	210,248
PREMISES AND EQUIPMENT, net of accumulated depreciation	9,539	7,961
ACCRUED INTEREST RECEIVABLE	1,976	1,683
OTHER ASSETS	3,632	3,430
TOTAL ASSETS	**$ 416,122**	**$ 312,166**
LIABILITIES AND SHAREHOLDERS' EQUITY		
DEPOSITS		
Noninterest-bearing	$ 40,614	$ 34,579
Interest-bearing	287,560	202,223
Total deposits	328,174	236,802
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	35,331	20,646
ADVANCES FROM FEDERAL HOME LOAN BANK	17,000	23,985
ACCRUED INTEREST PAYABLE	1,575	1,218
OTHER LIABILITIES	1,295	964
Total Liabilities	383,375	283,615
COMMITMENTS AND CONTINGENCIES – Notes 11 and 12		
SHAREHOLDERS' EQUITY		
Common stock - 10,000,000 shares authorized; $1.67 par value per share; 3,507,911 (2002) shares and 3,328,609 (2001) shares outstanding	5,858	5,559
Additional paid-in capital	25,758	22,786
Retained earnings	446	32
Accumulated other comprehensive income	685	174
Total Shareholders' Equity	32,747	28,551
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 416,122**	**$ 312,166**

The accompanying notes are an integral part of these consolidated financial statements.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands except share information)

	FOR THE YEARS ENDED DECEMBER 31,		
	2002	2001	2000
INTEREST INCOME			
Interest and fees on loans	$ 17,433	$ 17,708	$ 16,157
Interest on securities			
Taxable	2,647	1,918	2,086
Tax-exempt	151	167	195
Interest on federal funds sold	375	420	397
Total interest income	20,606	20,213	18,835
INTEREST EXPENSE			
Interest on deposits	7,224	9,226	8,256
Interest on federal funds purchased and securities sold under repurchase agreements	511	679	789
Interest on advances from Federal Home Loan Bank	262	409	229
Total interest expense	7,997	10,314	9,274
Net interest income	12,609	9,899	9,561
PROVISION FOR LOAN LOSSES	944	892	681
Net interest income after provision for loan losses	11,665	9,007	8,880
NONINTEREST INCOME			
Service fees and other	2,302	1,972	1,297
Mortgage banking	4,221	3,295	1,334
Gain on sale of available-for-sale securities	41	-	-
Total noninterest income	6,564	5,267	2,631
NONINTEREST EXPENSES			
Salaries and benefits	6,768	5,578	4,502
Occupancy	548	514	370
Equipment	820	643	606
Marketing and advertising	333	232	231
Communications	235	223	241
Printing and supplies	275	199	155
Bank paid loan costs	620	576	91
Other operating	1,781	1,602	1,607
Total noninterest expenses	11,380	9,567	7,803
Income before income taxes	6,849	4,707	3,708
PROVISION FOR INCOME TAXES	2,466	1,638	1,277
NET INCOME	$ 4,383	$ 3,069	$ 2,431
BASIC NET INCOME PER COMMON SHARE	$ 1.30	$ 0.92	$ 0.73
DILUTED NET INCOME PER COMMON SHARE	$ 1.26	$ 0.89	$ 0.70

The accompanying notes are an integral part of these consolidated financial statements.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the years ended December 31, 2002, 2001 and 2000
(Amounts in thousands except share information)

	COMMON STOCK		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (loss)	TOTAL SHARE-HOLDERS' EQUITY
	SHARES	AMOUNT				
BALANCE, DECEMBER 31, 1999	2,987,627	$ 4,989	$ 18,867	$ -	$ (510)	$ 23,346
Net income	-	-	-	2,431	-	2,431
Other comprehensive income:						
Unrealized holding gains on securities available for sale, net of income taxes of $231	-	-	-	-	448	448
Comprehensive income	-	-	-	-	-	2,879
Stock dividend (5%)	150,420	251	1,736	(1,987)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(8)	-	(8)
Cash dividends ($.145 per share)	-	-	-	(436)	-	(436)
Proceeds from stock options exercised	29,999	50	(16)	-	-	34
BALANCE, DECEMBER 31, 2000	3,168,046	5,290	20,587	-	(62)	25,815
Net income	-	-	-	3,069	-	3,069
Other comprehensive income:						
Unrealized holding gains on securities available for sale, net of income taxes of $122	-	-	-	-	236	236
Comprehensive income	-	-	-			3,305
Stock dividend (5%)	157,891	264	2,193	(2,457)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(10)	-	(10)
Cash dividends ($.18 per share)	-	-	-	(570)	-	(570)
Proceeds from stock options exercised	2,672	5	6	-	-	11
BALANCE, DECEMBER 31, 2001	3,328,609	5,559	22,786	32	174	28,551
Net income	-	-	-	4,383	-	4,383
Other comprehensive income:						
Unrealized holding gains on securities available for sale, net of income taxes of $277	-	-	-	-	537	-
Less reclassification adjustment for gains included in net income, net of income taxes of $14	-	-	-	-	(26)	-
Net unrealized holding gains on securities	-	-	-	-	511	511
Comprehensive income						4,894
Stock dividend (5%)	166,541	278	2,903	(3,181)	-	-
Cash in lieu of fractional shares on stock dividend	-	-	-	(10)	-	(10)
Cash dividends ($.23 per share)	-	-	-	(778)	-	(778)
Proceeds from stock options exercised	12,761	21	69	-	-	90
BALANCE, DECEMBER 31, 2002	**3,507,911**	**$ 5,858**	**$ 25,758**	**$ 446**	**$ 685**	**$ 32,747**

The accompanying notes are an integral part of these consolidated financial statements.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	FOR THE YEARS ENDED DECEMBER 31,		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,383	$ 3,069	$ 2,431
Adjustments to reconcile net income to net cash used for operating activities			
Loss on sale of premises and equipment	53	-	-
Gain on sale of securities available for sale	(40)	-	-
Provision for loan losses	944	892	681
Benefit from deferred income taxes	(81)	(110)	(181)
Depreciation	614	564	524
Amortization and accretion (net) of premiums and discounts on securities	133	12	31
Origination of mortgage loans held for sale	(400,545)	(182,276)	(112,367)
Sale of mortgage loans held for sale	386,444	158,343	102,037
(Increase) decrease in accrued interest receivable	(293)	133	(262)
Increase in other assets	(384)	(460)	(357)
Increase (decrease) in accrued interest payable	357	(503)	567
Increase in other liabilities	331	448	491
Net cash used for operating activities	(8,084)	(19,888)	(6,405)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of securities held for investment	(784)	-	-
Purchases of securities available for sale	(102,705)	(33,217)	(5,628)
Purchase of other investments	(69)	-	-
Proceeds from principal pay downs on securities available for sale	8,280	6,684	3,980
Proceeds from the maturity of securities available for sale	39,492	27,900	1,433
Proceeds from the sale of securities available for sale	5,790	-	-
Net increase in loans	(38,333)	(28,764)	(43,587)
Proceeds from the sale of premises and equipment	113	-	-
Purchase of premises and equipment	(2,358)	(387)	(1,693)
Net cash used for investing activities	(90,574)	(27,784)	(45,495)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase in deposits	91,372	31,168	36,858
Net increase (decrease) in federal funds purchased	-	(3,660)	3,660
Net increase (decrease) in securities sold under repurchase agreements	14,685	6,489	(1,277)
Net increase (decrease) in advances from Federal Home Loan Bank	(6,985)	15,985	3,000
Proceeds from the sale of stock and exercise of stock options	90	11	34
Cash dividends paid	(778)	(570)	(436)
Cash in lieu of fractional shares on stock dividends	(10)	(10)	(8)
Net cash provided by financing activities	98,374	49,413	41,831
Net increase (decrease) in cash and cash equivalents	(284)	1,741	(10,069)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	12,426	10,685	20,754
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 12,142**	**$ 12,426**	**$ 10,685**
CASH PAID FOR			
Interest	**$ 7,640**	**$ 10,817**	**$ 8,707**
Income taxes	**$ 2,484**	**$ 1,722**	**$ 1,169**

The accompanying notes are an integral part of these consolidated financial statements.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

PRINCIPLES OF CONSOLIDATION AND NATURE OF OPERATIONS

The consolidated financial statements include the accounts of Peoples Bancorporation, Inc. (the "Company") and its wholly-owned subsidiaries, The Peoples National Bank, Bank of Anderson, N.A., and Seneca National Bank (collectively referred to as the "Banks"). The Company formed Bank of Anderson, N.A. and Seneca National Bank during 1998 with the proceeds, net of issuance costs, from two stock offerings totaling $11,948,814. The capital from the offerings was invested $5.5 million in Bank of Anderson, $3.5 million in Seneca National Bank and $1 million in The Peoples National Bank. Bank of Anderson, N. A. and Seneca National Bank commenced operations in the third quarter of 1998 and the first quarter of 1999, respectively. All significant intercompany balances and transactions have been eliminated. The Banks operate under national bank charters and provide full banking services to customers. The Banks are subject to regulation by the Office of the Comptroller of the Currency. The Company is subject to regulation by the Federal Reserve Board.

ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of interest and noninterest income and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

The Banks make loans to individuals and small businesses located primarily in upstate South Carolina for various personal and commercial purposes. The Banks have diversified loan portfolios and borrowers' abilities to repay loans is not dependent upon any specific economic sector.

SECURITIES

The Company accounts for securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 *"Accounting for Certain Investments in Debt and Equity Securities."* Debt securities are classified upon purchase as available for sale, held for investment, or trading. Such assets classified as available for sale are carried at fair value. Unrealized holding gains or losses are reported as a component of shareholders' equity (accumulated other comprehensive income (loss)) net of deferred income taxes. Securities classified as held for investment are carried at cost, adjusted for the amortization of premiums and the accretion of discounts into interest income using a methodology which approximates a level yield of interest over the estimated remaining period until maturity. To qualify as held for investment, the Company must have the ability and intent to hold the securities to maturity. Trading securities are carried at market value. The Company has no trading securities. Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method.

LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest is calculated using the simple interest method on daily balances of the principal amounts outstanding. Loan origination and commitment fees and direct loan origination costs are deferred and amortized over the contractual life of the related loans or commitments as an adjustment of the related loan yields. An allowance for loan losses is established through a provision for loan losses charged to operations. Loans are charged against the allowance when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible based on evaluations of the collectibility of loans and prior loan loss experience; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful.

The Company accounts for impaired loans in accordance with SFAS No. 114, *"Accounting by Creditors for Impairment of a Loan"*. This standard requires that all creditors value loans at the loan's fair value if it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan's effective interest rate. SFAS No. 114 was amended by SFAS No. 118 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and by requiring additional disclosures about how a creditor recognizes interest income on an impaired loan.

Under SFAS No. 114, when the ultimate collectibility of an impaired loan's principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting.

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, CONTINUED

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Additions to premises and equipment and major replacements or betterments are added at cost. Maintenance, repairs, and minor replacements are charged to expense when incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in income.

NON-PERFORMING ASSETS

Loans are placed in a non-accrual status when, in the opinion of management, the collection of additional interest is questionable. Thereafter, no interest is taken into income unless received in cash or until such time as the borrower demonstrates the ability to pay principal and interest.

OTHER REAL ESTATE OWNED

Other real estate owned represents properties acquired through foreclosure and is carried at the lower of cost or fair value, adjusted for net selling costs. Fair values of real estate owned are reviewed regularly and writedowns are recorded when it is determined that the carrying value of real estate exceeds the fair value less estimated costs to sell. Costs relating to the development and improvement of such property are capitalized, whereas those costs relating to holding the property are charged to expense. At December 31, 2002 and 2001 real estate owned by the Company totaled $193,000 and $950,000, respectively, and is included in other assets. During 2002 and 2001, the Company transferred loans to real estate acquired in foreclosure of $146,000 and $714,000, respectively.

INCOME TAXES

The provision for income taxes includes deferred taxes on temporary differences between the recognition of certain income and expense items for tax and financial statement purposes. Income taxes are computed on the liability method as described in SFAS No. 109, *"Accounting for Income Taxes"*.

STATEMENTS OF CASH FLOWS

For the purposes of reporting cash flows, the Company considers cash and cash equivalents to be those amounts included in the balance sheet captions "Cash and Due From Banks", "Interest-bearing Deposits in Other Banks" and "Federal Funds Sold". Cash and cash equivalents have an original maturity of three months or less.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform with the current presentation. These reclassifications have no effect on previously reported net income.

RISK AND UNCERTAINTIES

In the normal course of its business the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Company, and the valuation of loans held for sale and mortgage-backed securities available for sale.

The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances, and operating restrictions, resulting from the regulators' judgments based on information available to them at the time of their examination.

STOCK OPTION COMPENSATION PLANS

The Company has a stock option compensation plan through which the Board of Directors may grant stock options to officers and employees to purchase common stock of the Company at prices not less than 100 percent of the fair value of the stock on the date of grant. The outstanding options become exercisable in various increments beginning on the date of grant and expiring five to ten years from the date of grant. The Company also has a directors' stock option plan through which non-employee directors of the Company shall be granted options to purchase 500 shares of common stock for each year served on the board to a maximum of 5,000 options per director. The option price shall not be less than 100 percent of the fair value of the stock on the grant date. The outstanding options become exercisable on the grant date and expire at the earlier of the end of the director's term or ten years from the grant date.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, CONTINUED

The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	FOR THE YEARS ENDED DECEMBER 31,		
	2002	2001	2000
Net income, as reported	$ 4,383	$ 3,069	$ 2,431
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, Net of related tax effects	(45)	(58)	(43)
Pro forma net income	$ 4,338	$ 3,011	$ 2,388
Net income per common share			
Basic - as reported	$ 1.30	$ 0.92	$ 0.73
Basic - pro forma	$ 1.29	$ 0.90	$ 0.71
Diluted - as reported	$ 1.26	$ 0.89	$ 0.70
Diluted - pro forma	$ 1.25	$ 0.87	$ 0.69

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2002, 2001 and 2000: dividend yields from $.15 to $.25 per share, expected volatility from 5 to 27 percent, risk-free interest rates from 4.50 to 6.50 percent and expected life of 10 years.

RECENTLY ISSUED ACCOUNTING STANDARDS

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This statement requires companies to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction development and/or normal use of assets. A corresponding asset (which is depreciated over the life of the asset) must also be recorded. The provisions of SFAS No. 143 were adopted by the Company on January 1, 2003 with no impact on financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which supersedes prior pronouncements associated with impairment or disposal of long-lived assets. The statement establishes methodologies for assessing impairment of long-lived assets, including assets to be disposed of by sale or by other means. The adoption of this standard had no impact on the financial position of the Company.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections*. This statement rescinds SFAS No. 4, *Reporting Gains and Losses from Extinguishments of Debt*, and an amendment of SFAS No. 64, *Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements*. This statement also rescinds SFAS No. 44, *Accounting for Intangible Assets of Motor Carriers* and amends SFAS No. 13, *Accounting for Leases*. This new statement requires gains and losses from extinguishment of debt to be classified as an extraordinary item only if they meet the criteria of APB Opinion NO. 30, *Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, which will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. The adoption of the provision of SFAS No. 145 had no impact on the Company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. This statement applies to costs associated with specific exit activities and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. A liability for a cost associated with an exit or disposal activity is incurred when the definition of a liability is met. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The provisions of this statement were adopted by the Company on January 1, 2003 with no impact on financial position or results of operations.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES, CONTINUED

In October 2002, the FASB issued SFAS No. 147, *Accounting for Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9*, which brings all business combinations involving financial institutions, except mutual financial institutions, into the scope of SFAS No. 141, *Business Combinations*. This statement requires that all acquisitions of financial institutions that meet the definition of a business, including acquisitions of part of a financial institution that meet the definition of a business, must be accounted for in accordance with SFAS No. 141 and the related intangibles accounted for in accordance with SFAS No. 142. SFAS No. 147 removes such acquisitions form the scope of SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*. SFAS No. 147 also amends SFAS No. 144 to include in its scope long-term customer relationship intangibles of financial institutions. SFAS No. 147 was effective upon issuance and had no impact on the Company's financial statements.

In December 2002, the FASB issued SFAS No. 148 *Accounting for Stock-Based Compensation – Transaction and Disclosure – an amendment of FASB Statement No. 123*. This statement amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted this standard effective December 31, 2002 and has included the required disclosures in the footnotes to the financials. The Company has not elected the fair value treatment of stock-based compensation and the adoption of this standard had no impact on its financial position.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Note 2 RESTRICTIONS ON CASH AND DUE FROM BANKS

The Banks are required to maintain average reserve balances with the Federal Reserve Bank based upon a percentage of deposits. The average amounts of these reserve balances at December 31, 2002 and 2001 were approximately $2,281,000 and $1,430,000, respectively.

Note 3 SECURITIES

Securities are summarized as follows as of December 31 (tabular amounts in thousands):

	2002			
	AMORTIZED COST	UNREALIZED HOLDINGS		FAIR VALUE
		GAINS	LOSSES	
SECURITIES AVAILABLE FOR SALE:				
OBLIGATIONS OF OTHER U. S. GOVERNMENT AGENCIES AND CORPORATIONS				
Maturing within one year	$ 4,422	$ 97	$ -	$ 4,519
Maturing after one but within five years	53,059	339	-	53,398
Maturing after five but within ten years	11,225	235	-	11,460
Maturing after ten years	10,419	367	-	10,786
	$ 79,125	**$ 1,038**	-	**$ 80,163**
SECURITIES HELD FOR INVESTMENT:				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 375	$ 3	$ -	$ 378
Maturing after one but within five years	2,327	128	-	2,455
Maturing after five but within ten years	1,321	-	9	1,312
Maturing after ten years	100	3	-	103
	$ 4,123	**$ 134**	**$ 9**	**$ 4,248**

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 SECURITIES, CONTINUED

	2001			
	AMORTIZED COST	UNREALIZED HOLDINGS GAINS	UNREALIZED HOLDINGS LOSSES	FAIR VALUE
SECURITIES AVAILABLE FOR SALE:				
OBLIGATIONS OF OTHER U. S. GOVERNMENT AGENCIES AND CORPORATIONS				
Maturing after one but within five years	$ 12,834	$ 191	$ -	$ 13,025
Maturing after five but within ten years	6,725	16	-	6,741
Maturing after ten years	10,517	56	-	10,573
	$ 30,076	**$263**	**$ -**	**$ 30,339**
SECURITIES HELD FOR INVESTMENT:				
OBLIGATIONS OF STATES AND POLITICAL SUBDIVISIONS				
Maturing within one year	$ 726	$ 5	$ -	$ 731
Maturing after one but within five years	2,092	72	-	2,164
Maturing after five but within ten years	421	4	-	425
Maturing after ten years	100	-	3	97
	$ 3,339	**$ 81**	**$ 3**	**$ 3,417**

OTHER INVESTMENTS, AT COST

The Banks, as member institutions, are required to own certain stock investments in the Federal Home Loan Bank of Atlanta ("FHLB"), the Federal Reserve Bank, and the Bankers Bank. The stock is generally pledged against any borrowings from these institutions (see Note 8). No ready market exists for the stock and it has no quoted market value. However, redemption of these stocks has historically been at par value. The Company's investments in stock are carried at par value and are summarized below (tabular amounts in thousands):

	DECEMBER 31, 2002	DECEMBER 31, 2001
Federal Reserve Bank	$ 396	$ 396
FHLB	1,433	1,364
Bankers Bank	55	55
	$ 1,884	**$ 1,815**

Securities with carrying amounts of $54,048,000 and $34,579,000 at December 31, 2002 and 2001, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

Note 4 LOANS AND ALLOWANCE FOR LOAN LOSSES

Loans are summarized as follows (tabular amounts in thousands):

	DECEMBER 31, 2002	DECEMBER 31, 2001
Commercial and industrial - not secured by real estate	$ 35,548	$ 26,997
Commercial and industrial - secured by real estate	72,600	53,445
Residential real estate - mortgage	69,579	60,881
Residential real estate – construction	48,452	48,099
Loans to individuals for household, family and other personal expenditures	24,308	23,114
	250,487	212,536
Less allowance for loan losses	2,850	2,288
	$ 247,637	**$ 210,248**

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 LOANS AND ALLOWANCE FOR LOAN LOSSES, CONTINUED

Changes in the allowances for loan losses were as follows:

	FOR THE YEARS ENDED DECEMBER 31,		
	2002	2001	2000
BALANCE, BEGINNING OF YEAR	$ 2,288	$ 2,023	$ 1,581
Provision for loan losses	944	892	681
Loans charged off, net of recoveries	(382)	(627)	(239)
BALANCE, END OF YEAR	**$ 2,850**	**$ 2,288**	**$ 2,023**

At December 31, 2002 and 2001 nonaccrual loans amounted to $926,000 and $993,000, respectively. Foregone interest income was approximately $76,000, $85,000 and $64,000 on nonaccrual loans for 2002, 2001 and 2000, respectively. At December 31, 2002 and 2001, there were no impaired loans.

Note 5 PREMISES AND EQUIPMENT

The principal categories and estimated useful lives of premises and equipment are summarized below (tabular amounts in thousands):

	ESTIMATED USEFUL LIVES	DECEMBER 31, 2002	DECEMBER 31, 2001
Land		$ 2,122	$ 1,678
Building and improvements	15 - 40 years	5,555	5,630
Furniture, fixtures and equipment	3 - 10 years	5,479	3,834
		13,156	11,142
Less accumulated depreciation		3,617	3,181
		$ 9,539	**$ 7,961**

Depreciation expense of approximately $614,000, $564,000 and $524,000 for 2002, 2001 and 2000, respectively, is included in occupancy and equipment expenses in the accompanying consolidated statements of income.

Note 6 DEPOSITS

The amounts and scheduled maturities of deposits are as follows (tabular amounts in thousands):

	DECEMBER 31,	
	2002	2001
Time certificates maturing		
Within one year	$ 121,115	$ 115,570
After one but within two years	35,522	19,483
After two but within three years	13,768	1,562
After three but within four years	1,998	886
After four years	4,723	118
	177,126	137,619
Transaction and savings accounts	151,048	99,183
	$ 328,174	**$ 236,802**

Certificates of deposit in excess of $100,000 totaled approximately $79,399,000 and $61,954,000 at December 31, 2002 and 2001, respectively. Interest expense on certificates of deposit in excess of $100,000 was approximately, $2,197,000 in 2002, $3,066,000 in 2001, and $2,735,000 in 2000.

The Banks had approximately $990,000 and $12,781,000 in time certificates from customers outside their market area, at December 31, 2002 and 2001, respectively.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements are summarized as follows (tabular amounts in thousands):

	DECEMBER 31,	
	2002	2001
U. S. Government securities with an amortized cost of $46,989,000 ($48,138,000 fair value) and $18,671,000 ($18,786,000 fair value) at December 31, 2002 and 2001, respectively, collateralize the agreements.	$ 35,331	$ 20,646

The Banks enter into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amount of securities underlying the agreements remains in the asset accounts. The securities underlying the agreements are book entry securities maintained by a safekeeping agent. The weighted average interest rate of these agreements was 2.44 percent and 3.84 percent at December 31, 2002 and 2001, respectively. The agreements mature daily. Securities sold under agreements to repurchase averaged $25,597,000 and $17,165,000 during 2002 and 2001, respectively. The maximum amounts outstanding at any month-end were $35,331,000 and $20,646,000 during 2002 and 2001, respectively.

Note 8 ADVANCES FROM FEDERAL HOME LOAN BANK

The Banks had advances aggregating $17,000,000 and $23,985,000 at December 31, 2002 and 2001, respectively. At December 31, 2002 and 2001, the Banks had $12,000,000 and $18,985,000 of advances which bear interest at 1.30 and 1.83 percent, respectively, and mature daily. At December 31, 2002 and 2001, $5,000,000 of the advances bear interest at 4.82 percent and mature in December 2010. An advance at December 31, 2001 was called by the FHLB in the first quarter of 2002. At December 31, 2002 and 2001, the advances were collateralized by one to four family residential mortgage loans aggregating approximately $34,664,000 and $30,600,000, respectively, and by FHLB stock owned by all three Banks. Additional borrowings under similar terms are available by pledging additional collateral and purchasing additional stock in the FHLB.

Note 9 UNUSED LINES OF CREDIT

The Banks have unused short-term lines of credit to purchase Federal Funds from unrelated banks totaling $17,750,000 at December 31, 2002. These lines of credit are available on a one to seven day basis for general corporate purposes.

The Peoples National Bank has the ability to borrow an additional $51,214,000 or 20 percent of total assets from the FHLB as of December 31, 2002. The Bank of Anderson, N.A. has the ability to borrow an additional $13,186,000 or 10 percent of total assets, and the Seneca National Bank has the ability to borrow an additional $4,530,000 or 10 percent of total assets. The borrowings are available by pledging collateral and purchasing additional stock in the FHLB.

Note 10 INCOME TAXES

Provision for income taxes consists of the following (tabular amounts in thousands):

	FOR THE YEARS ENDED DECEMBER 31,		
	2002	2001	2000
Current tax provision			
Federal	$ 2,346	$ 1,531	$ 1,351
State	201	217	107
Total current taxes	2,547	1,748	1,458
Deferred tax benefit	(81)	(110)	(181)
Provision for income taxes	$ 2,466	$ 1,638	$ 1,277

Income taxes differ from the tax expense computed by applying the statutory federal income tax rate of 34 percent to income before income taxes. The reasons for these differences are as follows:

	FOR THE YEARS ENDED DECEMBER 31,		
	2002	2001	2000
Tax expense at statutory rate	$ 2,328	$ 1,601	$ 1,261
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal benefit	129	135	71
Tax-exempt interest income	(51)	(57)	-
Officer's life insurance	(22)	(22)	(56)
Other	82	(19)	1
Provision for income taxes	$ 2,466	$ 1,638	$ 1,277

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 INCOME TAXES, CONTINUED

Deferred tax assets (liabilities) result from temporary differences in the recognition of revenue and expenses for tax and financial statement purposes. The sources and the cumulative tax effect of temporary differences are as follows:

	DECEMBER 31,	
	2002	2001
Allowance for loan losses	$ 969	$ 881
Tax depreciation in excess of book depreciation	(391)	(207)
Deferred compensation	70	63
Unrealized holding gains on securities available for sale	(165)	(90)
Tax deferral of business start-up costs	9	24
Other	49	(40)
	$ 541	**$ 631**

Net deferred tax assets are included in other assets.

Note 11 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Banks are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. At December 31, 2002, unfunded commitments to extend credit were $64,267,000. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

At December 31, 2002, there were $5,248,000 committed under letters of credit. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since most of the letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements.

Note 12 LEGAL CONTINGENCIES

The Company has, from time to time, various lawsuits and claims arising from the conduct of its business. Such items are not expected to have any material adverse effect on the financial position or results of operations of the Company.

Note 13 RELATED PARTY TRANSACTIONS

At December 31, 2002 and 2001, certain officers, directors, employees, related parties and companies in which they have 10 percent or more beneficial ownership, were indebted to the Banks in the aggregate amount of $8,261,000 and $7,529,000, respectively. During 2002, $4,011,000 of new loans were made to this group and repayments of $3,279,000 were received. This same group had deposits in the banks of $7,916,000.

Note 14 COMMON STOCK AND EARNINGS PER SHARE

SFAS No. 128, *Earnings per Share* requires that the Company present basic and diluted net income per common share. The assumed conversion of stock options creates the difference between basic and diluted net income per common share. Income per share is calculated by dividing net income by the weighted average number of common shares outstanding for each period presented. The weighted average number of common shares outstanding for basic net income per common share was 3,364,873 in 2002, 3,341,199 in 2001 and 3,455,235 in 2000. The weighted average number of common shares outstanding for diluted net income per common share was 3,473,170 in 2002, 3,432,323 in 2001 and 3,443,107 in 2000.

The Company declared or issued five percent common stock dividends in 2002, 2001, and 2000. Net income per common share in prior years has been restated to reflect these transactions.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 RESTRICTIONS OF DIVIDENDS

The ability of the Company to pay cash dividends is dependent upon receiving cash in the form of dividends from the Banks. Federal banking regulations restrict the amount of dividends that can be paid and such dividends are payable only from the retained earnings of the Banks. At December 31, 2002 the Banks' retained earnings were approximately $15,309,000.

Note 16 STOCK OPTION COMPENSATION PLANS

A summary of the status of the plans as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates is presented below (all shares have been adjusted for stock dividends):

	2002		2001		2000	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	216,983	$ 7.97	200,084	$ 7.19	235,982	$ 6.28
Granted	17,325	17.37	19,845	15.00	9,261	15.44
Exercised	(13,399)	6.70	(2,946)	3.89	(43,955)	4.19
Forfeited or expired	-	-	-	-	(1,204)	10.14
Outstanding at end of year	**220,909**	8.39	**216,983**	7.97	**200,084**	7.19
Options exercisable at year-end	202,832		197,265		185,114	
Weighted average fair value of options granted during the year	$ 17.37		$ 15.00		$ 15.44	
Shares available for grant	265,180		282,505		302,350	

The following table summarizes information at December 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$ 3.89	45,621	1.5 years	$ 3.89	45,621	$ 3.89
6.72	87,086	4.3	6.72	87,086	6.72
10.22	1,908	5.3	10.22	1,908	10.22
10.20	19,132	5.6	10.20	16,262	10.20
10.19 - 10.20	15,299	5.8	10.19	13,004	10.19
12.38	5,454	6.3	12.38	5,454	12.38
15.57	9,248	7.3	15.57	9,248	15.57
16.33	6,061	8.1	16.33	2,425	16.33
14.75	1,653	8.3	14.75	661	14.75
14.52	8,816	8.5	14.52	8,816	14.52
14.52	1,102	8.6	14.52	441	14.52
14.12	2,204	8.8	14.12	882	14.12
16.91	8,925	9.5	16.91	8,925	16.91
17.86	8,400	9.6	17.86	2,099	17.86
	220,909			**202,832**	

The plans are administered by the Board of Directors or by a committee designated by the Board. The plans provide that if the shares of common stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of common stock as a stock dividend on its outstanding common stock, the number of shares of common stock deliverable upon the exercise of options shall be increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) retirement plan for all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches employee contributions equal to fifty percent of the first six percent of such contributions, subject to certain adjustments and limitations. Contributions to the plan of $111,207, $85,089 and $73,155 were charged to operations during 2002, 2001 and 2000, respectively.

Supplemental benefits have been approved by the Board of Directors for certain executive officers of The Peoples National Bank. These benefits are not qualified under the Internal Revenue Code and they are not funded. However, certain funding is provided informally and indirectly by life insurance policies. The Company recorded expense related to these benefits of $42,706, $42,705 and $42,705 in 2002, 2001, and 2000, respectively.

Note 18 REGULATORY MATTERS

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2002, that the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Office of the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Banks' categories. The Banks' actual capital amounts and ratios and minimum regulatory amounts and ratios are presented as follows:

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES MINIMUM		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS MINIMUM	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
			(amounts in thousands)			
PEOPLES BANCORPORATION, INC:						
As of December 31, 2002						
Total Capital (to risk-weighted assets)	$ 34,912	11.96%	$ 23,353	8.00%	$ 29,191	10.00%
Tier I Capital (to risk-weighted assets)	32,062	10.98	11,680	4.00	17,520	6.00
Tier I Capital (to average assets)	32,062	7.93	16,173	4.00	20,216	5.00
As of December 31, 2001						
Total Capital (to risk-weighted assets)	$ 30,665	12.88%	$ 19,047	8.00%	$ 23,808	10.00%
Tier I Capital (to risk-weighted assets)	28,377	11.91	9,530	4.00	14,296	6.00
Tier I Capital (to average assets)	28,377	9.55	11,886	4.00	14,857	5.00

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 REGULATORY MATTERS, CONTINUED

	ACTUAL		FOR CAPITAL ADEQUACY PURPOSES MINIMUM		TO BE WELL CAPITALIZED UNDER PROMPT CORRECTIVE ACTION PROVISIONS MINIMUM	
	AMOUNT	RATIO	AMOUNT	RATIO	AMOUNT	RATIO
			(amounts in thousands)			
THE PEOPLES NATIONAL BANK:						
As of December 31, 2002						
Total Capital (to risk-weighted assets)	$ 20,564	10.97%	$ 14,997	8.00%	$ 18,746	10.00%
Tier I Capital (to risk-weighted assets)	18,789	10.02	7,501	4.00	11,251	6.00
Tier I Capital (to average assets)	18,789	7.73	9,723	4.00	12,153	5.00
As of December 31, 2001						
Total Capital (to risk-weighted assets)	$ 17,471	11.08%	$ 12,614	8.00%	$ 15,768	10.00%
Tier I Capital (to risk-weighted assets)	16,149	10.24	6,308	4.00	9,462	6.00
Tier I Capital (to average assets)	16,149	8.06	8,014	4.00	10,018	5.00
BANK OF ANDERSON, N.A.:						
As of December 31, 2002						
Total Capital (to risk-weighted assets)	$ 8,760	11.69%	$ 5,995	8.00%	$ 7,494	10.00%
Tier I Capital (to risk-weighted assets)	8,015	10.70	2,996	4.00	4,494	6.00
Tier I Capital (to average assets)	8,015	6.43	4,986	4.00	6,233	5.00
As of December 31, 2001						
Total Capital (to risk-weighted assets)	$ 6,333	12.31%	$ 4,116	8.00%	$ 5,145	10.00%
Tier I Capital (to risk-weighted assets)	5,706	11.09	2,058	4.00	3,087	6.00
Tier I Capital (to average assets)	5,706	8.99	2,539	4.00	3,174	5.00
SENECA NATIONAL BANK:						
As of December 31, 2002						
Total Capital (to risk-weighted assets)	$ 3,943	12.18%	$ 2,590	8.00%	$ 3,237	10.00%
Tier I Capital (to risk-weighted assets)	3,613	11.16	1,295	4.00	1,942	6.00
Tier I Capital (to average assets)	3,613	7.90	1,829	4.00	2,287	5.00
As of December 31, 2001						
Total Capital (to risk-weighted assets)	$ 3,712	13.95%	$ 2,129	8.00%	$ 2,661	10.00%
Tier I Capital (to risk-weighted assets)	3,379	12.70	1,064	4.00	1,596	6.00
Tier I Capital (to average assets)	3,379	10.11	1,337	4.00	1,671	5.00

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 19 FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *"Disclosures about Fair Value of Financial Instruments"* requires disclosure of fair value information, whether or not recognized in the balance sheets, when it is practical to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment and other assets and liabilities.

Fair value approximates carrying value for the following financial instruments due to the short-term nature of the instrument: cash and due from banks, interest-bearing deposits in other banks and federal funds sold and purchased.

Securities are valued using quoted fair market prices. Fair value for the Company's off-balance sheet financial instruments is based on the discounted present value of the estimated future cash flows.

Fair value for variable rate loans that reprice frequently, loans held for sale, and for loans that mature in less than three months is based on the carrying value. Fair value for fixed rate mortgage loans, personal loans, and all other loans (primarily commercial) maturing after three months is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying value. Certificate of deposit accounts and securities sold under repurchase agreements maturing within one year are valued at their carrying value. The fair value of certificate of deposit accounts and securities sold under repurchase agreements maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

Fair value for long-term FHLB advances is based on discounted cash flows using the Company's current incremental borrowing rate. Discount rates used in these computations approximate rates currently offered for similar borrowings of comparable terms and credit quality.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts which could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses which would be incurred in an actual sale or settlement are not taken into consideration in the fair value presented.

The estimated fair values of the Company's financial instruments are as follows (amounts in thousands):

	DECEMBER 31,			
	2002		2001	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial assets:				
Cash and due from banks	$ 9,474	$ 9,474	$ 5,199	$ 5,199
Interest-bearing deposits in other banks	33	33	24	24
Federal funds sold	2,635	2,635	7,203	7,203
Securities available for sale	80,163	80,163	30,339	30,339
Securities held for investment	4,123	4,248	3,339	3,417
Other investments	1,884	1,884	1,815	1,815
Mortgage loans held for sale	55,026	55,026	40,925	40,925
Loans (gross)	250,487	259,392	212,536	217,172
Financial liabilities:				
Deposits	328,174	330,221	236,802	238,338
Securities sold under repurchase agreements	35,331	35,331	20,646	20,646
Advances from Federal Home Loan Bank	17,000	17,000	23,985	23,985
Financial instruments with off-balance sheet risk:				
Commitments to extend credit	64,267	64,267	49,529	49,529
Standby letters of credit	5,248	5,248	4,817	4,817

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 CONDENSED FINANCIAL INFORMATION

Following is condensed financial information of Peoples Bancorporation, Inc. (parent company only) (amounts in thousands):

CONDENSED BALANCE SHEETS	DECEMBER 31, 2002	DECEMBER 31, 2001
ASSETS		
Cash	$ 620	$ 666
Due from subsidiaries	212	191
Investment in bank subsidiaries	31,558	25,409
Premises and equipment	-	1,823
Other assets	594	785
TOTAL ASSETS	**$ 32,984**	**$ 28,874**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Other liabilities	$ 237	$ 323
Shareholders' equity	32,747	28,551
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 32,984**	**$ 28,874**

CONDENSED STATEMENTS OF INCOME	FOR THE YEARS ENDED DECEMBER 31, 2002	2001	2000
INCOME			
Fees and dividends from subsidiaries	$ 3,199	$ 2,575	$ 2,225
Other income	94	107	12
	3,293	2,682	2,237
EXPENSES			
Salaries and benefits	1,692	1,376	1,164
Occupancy	88	111	63
Equipment	168	125	126
Other operating	683	570	459
	2,631	2,182	1,812
EQUITY IN UNDISTRIBUTED NET INCOME OF BANK SUBSIDIARIES	3,683	2,550	2,007
Income before income taxes	4,345	3,050	2,432
INCOME TAX EXPENSE (BENEFIT)	(38)	(19)	1
NET INCOME	**$ 4,383**	**$ 3,069**	**$ 2,431**

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 20 CONDENSED FINANCIAL INFORMATION, CONTINUED

	FOR THE YEARS ENDED DECEMBER 31,		
CONDENSED STATEMENTS OF CASH FLOWS	2002	2001	2000
OPERATING ACTIVITIES			
Net income	$ 4,383	$ 3,069	$ 2,431
Adjustments to reconcile net income to net cash provided by operating activities			
Equity in undistributed net income of bank subsidiaries	(3,683)	(2,550)	(2,007)
Depreciation	28	69	41
Amortization	2	4	4
(Increase) decrease in other assets	(198)	(720)	6
Increase (decrease) in other liabilities	54	148	(62)
Net cash provided by operating activities	586	20	413
INVESTING ACTIVITIES			
Investment in bank subsidiaries	(1,500)	-	-
Sale (purchase) of premises and equipment	1,823	(21)	(1,145)
Net cash provided by (used for) investing activities	323	(21)	(1,145)
FINANCING ACTIVITIES			
Proceeds from the sale of stock and exercise of stock options	80	1	26
Cash dividends	(778)	(570)	(436)
Proceeds (repayment) of advances from subsidiaries	(257)	33	40
Net cash provided by (used for) financing activities	(955)	(536)	(370)
Net decrease in cash	(46)	(537)	(1,102)
CASH, BEGINNING OF YEAR	666	1,203	2,305
CASH, END OF YEAR	$ **620**	$ **666**	$ **1,203**

PEOPLES BANCORPORATION, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 21 QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited condensed financial data by quarter for 2002 and 2001 is as follows (amounts, except per share data, in thousands):

	QUARTER ENDED			
2002	MARCH 31	JUNE 30	SEPT 30	DEC 31
Interest income	$ 4,939	$ 5,027	$ 5,344	$ 5,295
Interest expense	1,725	2,058	2,149	2,065
Net interest income	3,214	2,969	3,195	3,230
Provision for loan losses	313	198	143	290
Net interest income after provision for loan losses	2,901	2,771	3,052	2,940
Noninterest income	1,402	1,386	1,512	2,264
Noninterest expenses	2,508	2,690	2,883	3,299
Income before income taxes	1,795	1,467	1,681	1,905
Provision for income taxes	645	526	607	687
Net income	**$ 1,150**	**$ 941**	**$ 1,074**	**$ 1,218**
Basic net income per common share (1)	**$ 0.35**	**$ 0.28**	**$ 0.32**	**$ 0.35**
Diluted net income per common share (1)	$ 0.34	**$ 0.27**	**$ 0.32**	**$ 0.33**
Basic weighted average shares outstanding (1)	**3,328,609**	**3,327,116**	**3,341,370**	**3,452,397**
Diluted weighted average shares outstanding (1)	**3,430,487**	**3,445,871**	**3,402,755**	**3,573,062**

	QUARTER ENDED			
2001	MARCH 31	JUNE 30	SEPT 30	DEC 31
Interest income	$ 5,055	$ 5,181	$ 5,128	$ 4,849
Interest expense	2,786	2,849	2,620	2,059
Net interest income	2,269	2,332	2,508	2,790
Provision for loan losses	133	119	149	491
Net interest income after provision for loan losses	2,136	2,213	2,359	2,299
Noninterest income	1,214	1,292	1,281	1,480
Noninterest expenses	2,239	2,396	2,382	2,550
Income before income taxes	1,111	1,109	1,258	1,229
Provision for income taxes	399	397	452	390
Net income	**$ 712**	**$ 712**	**$ 806**	**$ 839**
Basic net income per common share (1)	**$ 0.21**	**$ 0.21**	**$ 0.24**	**$ 0.26**
Diluted net income per common share (1)	**$ 0.21**	**$ 0.21**	**$ 0.24**	**$ 0.23**
Basic weighted average shares outstanding (1)	**3,326,448**	**3,326,448**	**3,327,384**	**3,384,515**
Diluted weighted average shares outstanding (1)	**3,417,990**	**3,417,990**	**3,427,638**	**3,432,323**

(1) Per share data has been restated to reflect 5 percent stock dividends.

The Peoples National Bank



ROBERT E. DYE
Chairman, President, and CEO
Peoples Bancorporation, Inc.
Chairman, Peoples National Bank



R. RIGGIE RIDGEWAY
President and CEO
Peoples National Bank
Executive Vice President
Peoples Bancorporation, Inc.



GARNET A. BARNES
President
Barnes Real Estate, Inc. and
Insurance Investments, Inc.



WILLIAM A. CARR
Retired Mayor
City of Easley



CHARLES E. DALTON
President and CEO
Blue Ridge Electric
Cooperative, Inc.



ROBERT E. DYE, JR.
Director of Corporate Activities
Peoples Bancorporation, Inc.



W. RUTLEDGE GALLOWAY
CEO, Galloway-Bell, Inc.



E. SMYTH MCKISSICK, III
President and Treasurer
Alice Manufacturing Co., Inc.



EUGENE W. MERRITT, JR.
President and Co-owner
Merritt Brothers, Inc.



GEORGE B. NALLEY, JR.
Managing Partner
Nalley Commercial Properties



NELL W. SMITH
Retired
S. C. State Senate



A. J. THOMPSON, JR., M.D.
Ophthalmologist
President KTC, Founding Partner
of The Reserve at Lake Keowee

Bank of Anderson, N.A.



ROBERT E. DYE
Chairman
Bank of Anderson, N.A.



DAVID C. KING
President and CEO
Bank of Anderson, N.A.



E. STEPHEN DARBY
President and General Manager
Darby Electric Co., Inc.



MYRTLE E. GILLESPIE
Community Volunteer



ANDREW M. MCFALL, III
Retired
Anderson Savings & Loan



D. KIRKLAND OGLESBY
Retired President and CEO
Anderson Area Medical Center



J. CALHOUN PRUITT, JR.
Attorney and
Real Estate Developer



ROBERT M. RAINEY
President
Foothills Community Foundation



LARRY D. REEVES
Senior Vice President and
General Manager
Cromer Food Services



WILLIAM B. WEST
SVP, CFO
Peoples Bancorporation, Inc.
EVP, Bank of Anderson, N.A.

P Denotes Director of Peoples Bancorporation, Inc.

Seneca National Bank


ℙ
ROBERT E. DYE
Chairman
Seneca National Bank


ℙ
F. DAVIS ARNETTE, JR.
President and CEO
Seneca National Bank


NANCY M. BENNETT
City Council
City of Clemson


ℙ
JAMES A. BLACK, JR.
Retired
Insurance Executive


STEVEN EDWARDS
Vice President
Edwards Communications


W. H. HUDSON
President and CEO
Oconee Memorial Hospital


MARCIA HYDRICK
Vice President
Thrift Brothers, Inc.


R. DAVID LAND
President and CEO
Bountyland Enterprises, Inc.


WILLIAM E. SANDIFER, III
S. C. House of Representatives

ℙ Denotes Director of Peoples Bancorporation, Inc.

The Peoples National Bank


JOHN E. SPARKS
Senior Vice President
City Executive, Pickens
Peoples National Bank


JAMES E. McWHITE
Senior Vice President
City Executive, Powdersville
Peoples National Bank


MARY (GINGER) DILLARD
Vice President
Dillard-Selby and Associates, Inc.


RICHARD A. BALES
President, Industrial
Service & Supply, Inc.


PERRY H. GRAVELY
Attorney
Gravely Law Firm, P.A.


BRENT A. BOBO
President
B-Squared Development and
Construction, Inc.


JEFFREY D. HOLDER
Owner
Jeff Holder Builders


STEVEN M. CROWE
President
Greenville Valve and Fitting, Co.


JULIUS L. SCIPIO
Retired Minister


JO ANNE S. FOX
President
Barnes and Tripp
Real Estate, Inc.


RONALD F. WILSON
Retired Athletic Director
and Head Coach
Pickens High School


BOBBY G. SEXTON
President
Bobby G. Sexton Co., Inc.

Officers of Peoples Bancorporation, Inc. and Subsidiaries

PEOPLES BANCORPORATION, INC.

~ ***Robert E. Dye, Sr.***
Chairman, President and CEO

~ ***R. Riggie Ridgeway***
Executive Vice President,
Secretary and Treasurer

~ ***William B. West***
Senior Vice President,
Chief Financial Officer

~ ***Robert E. Dye, Jr.***
Director of Corporate Activities

~ ***Alex C. Dye***
Director of Expansion
and Development

~ ***Margaret O. Bloxdorf***
Vice President,
Human Resources

~ ***Patricia A. Jensen***
Vice President,
Financial and Accounting

~ ***Penny L. Gibbs***
Vice President,
Central Operations

~ ***Teresa D. Mills***
Vice President, Marketing

~ ***Joseph L. Hall***
Director of Information
Technology

~ ***Vicki C. Charlotte***
Assistant Vice President,
Internet Banking

~ ***Lillian P. Ballentine***
Assistant Vice President,
Central Operations

~ ***C. Yvonne Eaves***
Compliance Officer,
General Auditor

~ ***Lyn S. Whitlow***
Director of Training
and Security

THE PEOPLES NATIONAL BANK

~ ***Robert E. Dye, Sr.***
Chairman

~ ***R. Riggie Ridgeway***
President and CEO

~ ***Daniel B. Minnis***
Senior Vice President,
Senior Credit Officer

~ ***Howard K. Greene***
Senior Vice President,
City Executive, Easley

~ ***James E. McWhite***
Senior Vice President,
City Executive, Powdersville

~ ***John E. Sparks***
Senior Vice President,
City Executive, Pickens

~ ***Patricia A. Jensen***
Vice President and Cashier

~ ***Lauren M. Murphy***
Vice President,
Loan Officer, Pickens

~ ***Jeffrey W. Turner***
Vice President,
Business Development, Easley

~ ***Leslie H. Duncan***
Vice President,
Mortgage Lending

~ ***David J. Whitfield***
Vice President, Credit Analyst

~ ***M. Jane Moore***
Vice President,
Credit Administration

~ ***John W. Partin***
Vice President,
Commercial Loan Officer,
Greenville

~ ***Janet E. Childs***
Assistant Vice President,
Pendleton Street Office

~ ***Ruby M. Davenport***
Assistant Vice President,
Loan Officer, Easley

~ ***James W. Blakely, III***
Assistant Vice President,
Collections/Recoveries

~ ***Denise H. Green***
Assistant Vice President,
Powdersville

~ ***Elaine T. Murray***
Banking Officer, Pickens

BANK OF ANDERSON, N.A.

~ ***Robert E. Dye, Sr.***
Chairman

~ ***David C. King***
President and CEO

~ ***William B. West***
Executive Vice President,
Cashier

~ ***Leo A. Smith***
Senior Vice President,
Senior Loan Officer

~ ***Sheryl D. Ross***
Vice President,
Commercial Loan Officer

~ ***Robert W. Wilkes***
Vice President,
Business Development

~ ***Christine E. Richardson***
Vice President,
Commercial Loan Officer

~ ***Linda T. Smith***
Assistant Vice President,
Main Office Branch Manager

~ ***Cynthia J. Reaber***
Assistant Vice President,
Secretary to the Board

SENECA NATIONAL BANK

~ ***Robert E. Dye, Sr.***
Chairman

~ ***F. Davis Arnette, Jr.***
President and CEO

~ ***William B. West***
Cashier

~ ***Cynthia H. Swafford***
Senior Vice President,
Senior Loan Officer

~ ***Susan Kilby***
Vice President, Loan Officer,
Secretary to the Board



PEOPLES
BANCORPORATION, INC.

P.O. Box 1989 Easley, SC 29641
Phone: (864) 859-2265 • Fax: (864) 859-5121
www.peoplesbc.com

PEOPLES NATIONAL BANK

Post Office Box 1989
Easley, South Carolina 29641-1989
Phone: (864) 859-2265
Fax: (864) 859-0285
www.bankpnb.com

BANK OF ANDERSON

201 East Greenville Street
Anderson, SC 29621
Phone: (864) 224-3777
Fax: (864) 222-0006
www.bankanderson.com

SENECA NATIONAL BANK

P.O. Box 639 • Seneca, SC 29679-0639
Phone: (864) 888-2265 • Fax: (864) 888-2262
www.senecanb.com

